02033909

RECD S.E.C.
MAY 1 2002
080

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 1, 2002

PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

Companhia Siderúrgica Nacional
Rua Lauro Müller, 116 - 36° andar
Rio de Janeiro, RJ - Brazil

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DC_LAN01: 151813.1

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a copy of an English translation of (i) an Excerpt of Minutes of Special Meeting of Board of Directors of the Company Held on April 30, 2002, and (ii) a press release dated April 30, 2002.

Excerpt of Minutes
of Special Meeting of Board of Directors
of the Company
Held on April 30, 2002

REPÚBLICA FEDERATIVA DO BRASIL

Armando de França e Silva

TRADUTOR PÚBLICO JURAMENTADO E INTÉRPRETE COMERCIAL
SWORN PUBLIC TRANSLATOR

MAT. JUCERJA Nº 77 - CPF 099957907-00 - ISS 606 783.00 - INPS 109 201 144.931 - TEL (0xx21) 2549 8000

I, the undersigned, sworn public translator, in and for the city of Rio de Janeiro, state of Rio de Janeiro, duly appointed by the Government of the state of Rio de Janeiro, DO HEREBY ATTEST AND CERTIFY that a document was presented to me for translation into English, which I have lawfully performed by reason of my official capacity, as follows:-----------------------------------

(On letterhead of CSN - COMPANHIA SIDERÚRGICA NACIONAL)

------ **EXCERPT OF MINUTES OF SPECIAL MEETING OF**------

----------------**BOARD OF DIRECTORS OF** --------------

----------- **COMPANHIA SIDERÚRGICA NACIONAL**-----------

---**HELD ON APRIL 30, 2002, AT COMPANY HEADQUARTERS**--

---------------**AND DRAWN UP AS SUMMARY** --------------

NIRE: 3330001585 ------------------------------------

----

1. **Date**: April 30, 2002.---------------------------

2. **Time**: 2.00 p.m. --------------------------------

3. **Place**: Rua Lauro Muller, 116, rrom 3702, Rio de Janeiro, RJ. --

4. **Attendance**: Benjamin Steinbruch (Chairman), Jacks Rabinovich, Antonio Francisco dos Santos, Edmar Lisboa Bacha, Fúlvio Vieira Fonseca, Mauro Molchansky, Dionísio Dias Carneiro Netto, Paulo Guilherme Aguiar Cunha, Vagner Laerte Ardeo and Ana Lucia Gonçalves Soares (General Secretary).-------------------------

6. **Matters Addressed: 6.1 - Reelection of Chairman and Deputy-Chairman of the Board of Directors.** The

ARMANDO DE FRANÇA E SILVA - TRADUTOR PÚBLICO - Rio de Janeiro

REPÚBLICA FEDERATIVA DO BRASIL

Armando de França e Silva

TRADUTOR PÚBLICO JURAMENTADO E INTÉRPRETE COMERCIAL
SWORN PUBLIC TRANSLATOR

MAT. JUCERJA Nº 77 - CPF 099957907-00 - ISS 606.783.00 - INPS 109 201 144.931 - TEL. (0xx21) 2549 6600

Board of Directors ("CA") selected, under Article 13, Paragraph 2 of the Corporate By-Laws, the Directors BENJAMIN STEINBRUCH and JACKS RABINOVICH as respectively, Chairman and Deputy Chairman of the Company's Board of Directors; **6.2 - Appreciation of Resignation of the Chief Executive Officer and her Replacement** - The Board (CA) appreciated the resignation presented by Dr. Maria Silvia Bastos Marques from the position of Chief Executive Officer, in strictly personal character, that was unanimously accepted, having been consigned the thanks to Maria Silvia for her dedication, an essential factor for the company to have attained so many and such important results. Forthwith, the Board, under provision of Article, Item IV of the Corporate By-Laws, deliberated for the election of Dr. Benjamin Steinbruch, Brazilian, married, industrialist, holder of Identity Card SSP/SP No. 3.627.815-4, enrolled at CPF/MF under number 618.266.778-87, residing and domiciled at Av. Morumbi, 1095, Jardim Guedala, São Paulo, SP, to occupy, provisionally, said office until a new Chief Executive Officer is elected; **6.3 - Appointment of General Secretary of the Board of Directors** - The Board unanimously and under provision of Art. 17, Item XXV of the Corporate By-Laws, the appointment of the Legal

ARMANDO DE FRANÇA E SILVA
Rio
de
Janeiro
TRADUTOR PÚBLICO

REPÚBLICA FEDERATIVA DO BRASIL

Armando de França e Silva

TRADUTOR PÚBLICO JURAMENTADO E INTERPRETE COMERCIAL
SWORN PUBLIC TRANSLATOR

MAT. JUCERJA Nº 77 - CPF 099957907-00 - ISS 606.783.00 - INPS 109.201 144.931 - TEL.: (0xx21) 2549 8600

Officer Dr. Cláudia de Azeredo Santos to perform the duties of General Secretary of the Board of Directors. I hereby attest that the resolution herein transcribed is true to the original of the Minutes filed at the Company Headquarters.-------------------------------

----

COMPANHIA SIDERÚRGICA NACIONAL ---------------------

(Signed) Cláudia de Azeredo Santos, Legal Officer.---

I hereby declare that the foregoing is a true translation of the original matter written in Portuguese.--

Rio de Janeiro, April 30, 2002.---------------------

ARMANDO DE FRANÇA E SILVA - Rio de Janeiro - TRADUTOR PÚBLICO

Press Release
dated April 30, 2002

CSN

for immediate release

For further information, contact:

CSN
José Marcos Treiger
Investor Relations General Manager
+55 21 2586 1442
jmtreiger@csn.com.br
www.csn.com.br

THOMSON FINANCIAL CORPORATE GROUP
Isabel Vieira (New York)
(212) 701-1823
isabel.vieira@tfn.com
Richard Marte (New York)
(212) 701-1812
richard.marte@tfn.com
Curtis Smith (Brazil)
+55 11 3848 0887 ext. 215
curtis.smith@thomsonir.com.br

CSN APPOINTS BENJAMIN STEINBRUCH CEO OF THE COMPANY

Rio de Janeiro, Brazil (April 30, 2002) – Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) announced today that its Board of Directors appointed Benjamin Steinbruch as CEO of the Company, on an interim basis. Presently, Mr. Steinbruch is CSN's Chairman of the Board.

The current CEO, Dr. Maria Silvia Bastos Marques, resigned today due to personal reasons. The Company would like to take this opportunity to thank Dr. Marques for her leadership while at CSN and her many achievements during her 6 years of tenure. Mr. Steinbruch especially thanked Dr. Marques for her dedication and decisive role in CSN's achievements while she was in the Company.

Companhia Siderúrgica Nacional, located in the state of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5,400,000 tonnes of crude steel and gross revenues of R$4.0 billion reported in 2001, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

SID Listed NYSE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Companhia Siderúrgica Nacional

By: ______________________________

Name: Lauro Campos Rezende

Title: Principal Financial Officer

Dated: May 1, 2002